UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

HIPPO HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

433539202

(CUSIP Number)

Paul Vronsky

Bond Capital Associates, LLC

100 The Embarcadero

San Francisco, California 94105

Tel:  1-415-598-0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 433539202

1.	Names of Reporting Persons. BOND Capital Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,200,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,200,128
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 433539202

1.	Names of Reporting Persons. BOND Capital Founders Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,680
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,680
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,680
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) less than 0.01%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 433539202

1.	Names of Reporting Persons. Bond Capital Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,200,128
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,200,128
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Hippo Holdings Inc., a Delaware Corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 9, 2023 (as amended, the “Schedule 13D”). The principal executive offices of the Issuer are located at 150 Forest Avenue, Palo Alto, CA 94301.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Person due to dilution caused by the Issuer’s issuance of additional Common Stock from time to time since the date of the filing of the initial Schedule 13D and not in connection with a purchase or disposition of any Common Stock by the Reporting Person. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background

Item 2 of this Schedule 13D is hereby amended and supplemented as follows:

Mr. Noah Knauf, a Managing Member of BOND Capital Associates, LLC, no longer serves on the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5 (a), (b) and (e) of this Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the Common Stock beneficially owned are based on 24,310,892 shares of Common Stock outstanding as of February 21, 2024, as set forth in the Issuer’s Annual Report on Form 10-K filed by the Issuer on March 6, 2024.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BOND Capital Fund, LP beneficially owns 1,200,128 shares of Common Stock and BOND Capital Founders Fund, LP beneficially owns 1,680 shares of Common Stock, all of which are held of record by BOND Capital Fund, LP as nominee for the BOND Funds. The general partner of the Bond Funds is BOND Capital Associates, LLC. Ownership reflects the 1-for-25 reverse stock split of the Common Stock effective September 29, 2022.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2024

BOND Capital Fund, LP
By: Bond Capital Associates, LLC, its general partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

BOND Capital Founders Fund, LP
By: Bond Capital Associates, LLC, its general partner

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member

Bond Capital Associates, LLC

By:	/s/ Paul Vronsky
Name: Paul Vronsky
Title: Managing Member